Filed Pursuant to Rule 424(b)(7)
Registration No. 333-214778

PROSPECTUS SUPPLEMENT
To prospectus dated December 7, 2016

143,936,001 Common Units
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 7, 2016, as supplemented by the prospectus supplements dated December 30, 2016, March 23, 2017, March 31, 2017 and June 8, 2017 (as supplemented, the “Prospectus”), covering the resale by selling unitholders of up to an aggregate of 143,936,001 common units representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 8 of the prospectus dated December 7, 2016 before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common units or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Unitholders” in the Prospectus. Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus. All AAP unit amounts, PAGP Class B share amounts and PAGP GP company unit amounts appearing in this prospectus supplement have been adjusted to reflect the reverse splits effected by AAP, PAGP and PAGP GP on November 15, 2016.

SELLING UNITHOLDERS

On or about June 30, 2017, KAFU Holdings (QP), L.P. exercised a Redemption Right with respect to 959 AAP Units, PAGP Class B shares and PAGP GP company units and then distributed the resulting 959 common units to the selling unitholder listed below. We are amending the Selling Unitholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

As of June 30, 2017, there were 724,696,735 common units outstanding.

Selling Unitholders	Common Units Beneficially Owned Prior to the Offering	Percentage of Common Units Beneficially Owned Prior to the Offering	Common Units Offered Hereby	Common Units to be Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned After Offering
KAFU Holdings (QP), L.P.(1)	20,512,174	2.8%	20,512,174	—	—
86 Holdings, LP	959	*	959	—	—

*                 Less than one percent.

(1)         Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.